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FORM 3
(Print or Type Responses)
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                                                                                                      OMB APPROVAL

                                                                                   OMB Number:                          3235-0104

                                                                                   Expires:                    September 30, 1998
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                   Estimated average burden
                              Washington, D.C. 20549                               hours per response.........................0.5

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility
             Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1.  Name and Address of Reporting Person*                     2.  Date of Event Re                    3. IRS or Social Se-
                                                                  -quiring Statement                     curity Number of
                                                                  (Month/Day/Year)                       Reporting Person
                                                                                                         (Voluntary)
GE Capital Equity Investments, Inc./(1)/                             (07/29/99)
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(Last)          (First)             (Middle)                 4. Issuer Name and Ticker or Trading Symbol

                                                                Net2Phone, Inc. (Nasdaq:NTOP)
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260 Long Ridge Road                                          5.  Relationship of Reporting Person(s) to Issuer
---------------------------------------------------------               (Check all applicable)
                      (Street)                                _____Director               X  10% Owner
                                                                                         ---
Stamford, Connecticut 06927                                   _____Officer (give         _____Other (specify
---------------------------------------------------------                 title below)                 below)
   (City)             (State)        (Zip)
                                                                          _____________________
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6.  If Amendment, Date of Original
    (Month/Day/Year)
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7.  Individual or Joint/Group Filing
    (Check Applicable Line)

    __Form filed by One Reporting Person
    X Form filed by More than One Reporting Person
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                                                                     Table I - Non-Derivative Securities Beneficially Owned
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1.  Title of Security                              2.  Amount of Securities       3.  Ownership             4.  Nature of Indirect
    (Instr. 4)                                         Beneficially Owned             Form: Direct              Beneficial Ownership
                                                       (Instr. 4)                     (D) or Indirect           (Instr. 5)
                                                                                      (I) (Instr.5)
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Common Stock, $.01 par value ("Common Stock")                 372,333                         D
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Common Stock                                                    5,248                         I               By Snap! LLC  (1)
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Reminder:  Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                             (Over)
*  If the form is filed by more than one reporting person, see Instruction
   5(b)(v). SEC 1473 (12-97)

                                  Page 1 of 4

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
Form 3 (continued)          Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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
1.  Title of Derivative Security       2.  Date Exer-              3. Title and Amount of Securities Underlying
    (Instr. 4)                             cisable and                Derivative Security
                                           Expiraration               (Instr. 4)
                                           Date
                                           (Month/Day/Year)
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                                           Date     Expira-                                           Amount
                                           Exer-    tion                                              of
                                           cisable  Date                                              Number
                                                                                                      of
                                                                                                      Shares
                                                                                 Title
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Class A Common Stock , $.01                  (2)      (2)          Common Stock                       1,950,000
 par value ("Class A Stock")
 (2)
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Class A Stock                                (2)      (2)          Common Stock                       300,000
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

4.  Cover-      5.  Owner-       6.  Nature of Indirect
    sion or         ship             Beneficial Ownership
    Exercise        Form of          (Instr. 5)
    Price of        Deri-
    Deri-           ative
    vative          Security:
    Security        Direct
                    (D) or
                    Indirect
                    (I)
                    (Instr. 5)
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      (2)              D
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      (2)              I         By Snap! LLC  (1)
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Explanation of Responses:

(1)  This statement is filed by GE Capital Equity Investments, Inc.  ("GECEI"), for and on behalf of itself, National Broadcasting Company, Inc. ("NBC"),
National Broadcasting Company Holding, Inc. ("NBCH"), General Electric Capital
Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and
General Electric Company ("GE").  NBC is a wholly-owned subsidiary of NBCH.
GECEI is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of
GECS; and GECS and NBCH are wholly-owned subsidiaries of GE.  Snap! LLC ("Snap")
is primarily owned by NBC and CNET, Inc. ("CNET"), and NBC appoints a majority of the Board of Managers of Snap.  GECEI, NBC, NBCH, GE Capital, GECS and GE are
referred to herein collectively as the "Reporting Persons."   The business
address of each  of the Reporting Persons is attached hereto as Attachment 1.
Each of GECS, GE and NBCH disclaims beneficial ownership of the securities reported herein.

(2) Each share of Class A Stock may be converted at any time into one (1) fully paid and nonassessable share of Common Stock.

**  Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    See Attached Signature Page                                    07/10/99
    ---------------------------------------------------            --------
    **Signature of Reporting Persons                                 Date

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                 SEC 1473 (7-96)

                                  Page 2 of 4
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                           SIGNATURE PAGE TO FORM 3



               GE CAPITAL EQUITY INVESTMENTS, INC.

               By: /s/ Michael B. Pralle
                  -------------------------------------
                   Name: Michael E. Pralle
                   Title:   President


               GENERAL ELECTRIC CAPITAL CORPORATION

               By: /s/ Michael B. Pralle
                  -------------------------------------
                   Name: Michael E. Pralle
                   Title:   Vice President


               GENERAL ELECTRIC CAPITAL SERVICES, INC.

               By: /s/ Michael B. Pralle
                  -------------------------------------
                   Name: Michael E. Pralle
                   Title:  Attorney-in-Fact


               GENERAL ELECTRIC COMPANY

               By: /s/ Michael B. Pralle
                  -------------------------------------
                   Name: Michael E. Pralle
                   Title:  Attorney-in-Fact


               NATIONAL BROADCASTING COMPANY, INC.

               By:  /s/ Thomas A. Rogers
                  -------------------------------------
                   Name:  Thomas A. Rogers
                   Title: Executive Vice President


               NATIONAL BROADCASTING COMPANY HOLDING, INC.

               By:  /s/ Thomas A. Rogers
                  -------------------------------------
                   Name:  Thomas A. Rogers
                   Title: Executive Vice President

                                  Page 3 of 4
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                                 ATTACHMENT 1

                           LIST OF REPORTING PERSONS


GE Capital Equity Investments, Inc.
12O Long Ridge Road
Stamford, CT 06927

General Electric Capital Corporation
12O Long Ridge Road
Stamford, CT 06927

General Electric Capital Services, Inc.
12O Long Ridge Road
Stamford, CT 06927

General Electric Company
12O Long Ridge Road
Stamford, CT 06927

National Broadcasting Company, Inc.
30 Rockefeller Plaza
New York, NY 10112

National Broadcasting Company Holding, Inc.
30 Rockefeller Plaza
New York, NY 10112

                                  Page 4 of 4